SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 14)*

Republic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

760281 204

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven E. Trager

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 783,397.5 (1)

	6.	Shared Voting Power 9,330,245.0 (2)

	7.	Sole Dispositive Power 783,397.5 (1)

	8.	Shared Dispositive Power 9,330,245.0 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,113,642.5 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 49.7% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)         Includes 17,014 shares of Class B Common Stock held by the reporting person and 1,214.5 shares of Class B Common Stock held in the Issuer’s 401(k) plan.  Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis.  Also includes 12,085 shares of Class A Common Stock held in the Issuer’s 401(k) plan.  Also includes 671,583 shares of Class B Common Stock and 225 shares of Class A Common Stock held by the Estate of Bernard M. Trager, of which the reporting person is the executor.

(2)         Includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee.  The reporting person is a general partner of both Teebank and Jaytee.  The reporting person is also co-trustee of a trust for the benefit of the reporting person’s mother (the “Jean S. Trager Trust”), and the Jean S. Trager Trust is also a general partner of Teebank and Jaytee.  The reporting person has an option to purchase general partnership units representing an interest in the assets of Teebank and Jaytee (including the Issuer’s securities) owned by the Jean S. Trager Trust.  The reporting person is also a limited partner of both Teebank and Jaytee, individually and as trustee of certain trusts for the benefit of, among others, the reporting person and the reporting person’s two children.

Also includes 7,478 shares of Class A Common Stock held by the reporting person’s wife.

Also includes 300,134 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(3)         Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2013 (18,541,284) plus the securities beneficially owned by the reporting person that are currently exercisable for or convertible into shares of Class A Common Stock (1,797,326.5)

Item 1.
	(a)	Name of Issuer Republic Bancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 601 West Market Street Louisville, Kentucky 40202

Item 2.
	(a)	Name of Person Filing Steven E. Trager
	(b)	Address of Principal Business Office or, if none, Residence 601 West Market Street Louisville, Kentucky 40202
	(c)	Citizenship U.S.
	(d)	Title of Class of Securities Class A Common Stock, no par value per share
	(e)	CUSIP Number 760281 204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Steven E. Trager is the beneficial owner of 10,113,642.5 shares of Class A Common Stock of Republic Bancorp, Inc. (1) (2)
	(b)	Percent of class: Steven E. Trager is the beneficial owner of 49.7% of the Class A Common Stock of Republic Bancorp, Inc. (3)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 783,397.5 (1)
		(ii)	Shared power to vote or to direct the vote 9,330,245.0 (2)
		(iii)	Sole power to dispose or to direct the disposition of 783,397.5 (1)
		(iv)	Shared power to dispose or to direct the disposition of 9,330,245.0 (2)

(1)         Includes 17,014 shares of Class B Common Stock held by the reporting person and 1,214.5 shares of Class B Common Stock held in the Issuer’s 401(k) plan.  Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis.  Also includes 12,085 shares of Class A Common Stock held in the Issuer’s 401(k) plan.  Also includes 671,583 shares of Class B Common Stock and 225 shares of Class A Common Stock held by the Estate of Bernard M. Trager, of which the reporting person is the executor.

(2)         Includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee.  The reporting person is a general partner of both Teebank and Jaytee.  The reporting person is also co-trustee of a trust for the benefit of the reporting person’s mother (the “Jean S. Trager Trust”), and the Jean S. Trager Trust is also a general partner of Teebank and Jaytee.  The reporting person has an option to purchase general partnership units representing an interest in the assets of Teebank and Jaytee (including the Issuer’s securities) owned by the Jean S. Trager Trust.  The reporting person is also a limited partner of both Teebank and Jaytee, individually and as trustee of certain trusts for the benefit of, among others, the reporting person and the reporting person’s two children.

Also includes 7,478 shares of Class A Common Stock held by the reporting person’s wife.

Also includes 300,134 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(3)         Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2013 (18,541,284) plus the securities beneficially owned by the reporting person that are currently exercisable for or convertible into shares of Class A Common Stock (1,797,326.5)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The reporting person and the Jean S. Trager Trust (each a beneficial owner of more than five percent of the class), as co-general partners, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by Teebank and Jaytee (each of which is a beneficial owner of more than five percent of the class).  The reporting person, with the other directors of Trager Family Foundation, Inc., may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by such corporation.  As the holder of 7,478 shares of Class A Common Stock, the reporting person’s wife may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.  In addition, Scott Trager (a beneficial owner of more than five percent of the class), among others, is a limited partner of Teebank and Jaytee, and thereby possesses the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon a distribution of assets from Teebank and Jaytee.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

/s/ Steven E. Trager
Signature

Steven E. Trager
Name